Baker & McKenzie LLP
805 Third Avenue
New York, New York 10022

September 19, 2005

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CRM Holdings, Ltd. Registration Statement on Form S-1

Ladies and Gentlemen:

     Attached for filing on behalf of our client, CRM Holdings, Ltd., a Bermuda corporation (the “Company”), under the Securities Act of 1933, as amended (the “Securities Act”), is a Registration Statement on Form S-1, including exhibits (the “Form S-1”), for registration of its common shares.

     The registration fee in the amount of $11,770 has been calculated pursuant to Rule 457(o) under the Securities Act. The registration fee has been remitted to the Securities and Exchange Commission’s account at Mellon Bank by wire transfer.

     Should you have any questions pertaining to this filing, please call the undersigned at (212) 891-3971.

Sincerely yours,
/s/ Roslyn Tom
Roslyn Tom